Mail Stop 3561   November 30, 2006

Barry J. Sanders, President
American DG Energy Inc.
45 First Avenue
Waltham, Massachusetts 02451

>   **Re: American DG Energy, Inc.**
>   **Amendment No. 1 to Form 10-SB**
>   **Filed November 22, 2006**
>   **Initially filed November 2, 2006**
>   **File No. 0-52294**

Dear Mr. Sanders:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that your registration statement will automatically become effective sixty days after filing. Since you initially filed on November 2, 2006, your filing will become effective on January 1, 2007. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Part I

Item 1. Description of Business, page 3

2. We note your discussion of the distributed generation of electricity, your target markets and the advantages of your services. If the information is based upon reports, articles, or studies, please provide these documents to us appropriately marked and dated. If they were prepared especially for you and are not publicly available, please file a consent from the source.

3. Please explain in terms understandable by a lay reader how your cogeneration systems work to generate both electricity and heat or cooling.

4. Please indicate whether and, if so, when your system would need to be connected to a public utility.

5. Please explain whether a user, such as an apartment or hospital, could switch from using your system to using the public utility if utility rates change or for other reasons.

6. We note your discussion on page 5 of the advantages of your on-site distributed generation of multiple energy services, compared with traditional centralized generation and distribution of electricity alone. Please also discuss what some may perceive as disadvantages, if any, of your system.

7. We note your reference to recovered heat in the last paragraph on page 8. Please clarify this paragraph by explaining how heat is recovered and used in your system.

8. If you are presently contemplating or negotiating any acquisitions, please discuss.

Cautionary Note Regarding Forward-Looking Statements, page 11

9. We note your statement in the second paragraph that you "undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events." Please confirm to us that you are aware of your responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding your financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis. Please refer to Item 10(d)(3) of Regulation S-B.

Risk Factors, page 12

10. Several of your risk factor captions do not describe the risk in a concrete manner, but merely state facts that give rise to the risks. For example, the caption to the third risk factor on page 13 states that your business depends upon an expanding network of skilled technical support personnel, but does not concisely state the risk to your business if you are unable to recruit, train, motivate, sub-contract and retain such personnel in each of the regional markets where you operate. The caption to the second risk factor on page 14 states that you are controlled by a small group of majority shareholders, but neither the caption nor the text explains the risk of such control. Further, stating that a particular risk may "adversely affect" or "significantly harm" your business does not adequately address the potential consequences should the risk factor occur. Please generally review your risk factor captions and text to ensure you express your risks in more concrete terms with adequate, but not excessive, non-generic detail so that readers are able to clearly identify and assess the magnitude of the risk. Do not assume that investors will be able to decipher the risk.

11. Please eliminate language from your risk factors that mitigates the risk. For example, in the first risk factor on page 12, revise "While we have taken steps to increase our customer base…" In the second risk factor on page 12, revise "Although some of these barriers have diminished in states where utility power generation has been separated from the transmission and distribution functions…." Also, in the third risk factor on page 14, revise "Although we intend to limit our exposure to damages through the negotiation of appropriate limitations on our contractual liabilities and obtaining liability and other insurance…"

Item 2. Management's Discussion and Analysis or Operating Plan, page 16

12. Please discuss in further detail those key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business. If material, discuss any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your short-term or long-term liquidity, net sales or revenues or income from continuing operations.

Results of Operations, page 20

First Six Months 2006 Compared with First Six Months 2005, page 20

Cost of Sales, page 21

13. You disclose that the increase in cost of sales was in line with the increase in revenue. However, based on the ratio of fuel and maintenance costs to net sales, it appears that your current year margin is negatively impacted by the increasing fuel and maintenance costs during the first six months of fiscal 2006 when compared with the same period in 2005. Please discuss this increase and disclose if you expect the increases in fuel and maintenance costs to continue this trend in future periods. Please also revise your discussion of cost of sales on page 22 to address the issue of rising fuel and maintenance costs which accounted for 72.8% of net sales in 2005 compared to only 65.7% in 2004. Refer to Item 303 (b)(1)(i) of Regulation S-B.

Operating Expenses, page 21

14. Your current disclosure is too general and does not provide investors an analysis of changes in your operating expenses. According to your statement of operations, operating expenses increased $211,401, or 42.8% during fiscal 2005 when compared to fiscal 2004. Please revise your disclosure to discuss the principal business reasons for the change over the prior year and if you expect that trend to continue in future periods. In circumstances where there is more than one business reason for the change in a line item between periods you should quantify and disclose the incremental impact of each individual business reason discussed. Please also revise your discussion of operating expenses on page 22 to address this issue for changes in expense line items during 2005. Refer to Item 303 (b)(1)(vi) of Regulation S-B.

Controls and Procedures, page 24

15. Your current disclosure provides the conclusion reached, but does not disclose all of the required information. Please revise your disclosure to indicate if an evaluation was performed, the persons or group that performed the evaluation and what reporting period the evaluation related to. Refer to Item 307 of Regulation S-B.

16. Please discuss what, if anything, you are doing to remedy the deficiency you discuss in your financial reporting controls and procedures.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 25

   17. Please disclose the beneficial owners of IDS Technologies Ltd.

Item 7. Certain Relationships and Related Transactions, page 32

   18. Please indicate whether the terms of these transactions are as fair as would have
       been obtained with unrelated parties.

   19. Please update the last paragraph on page 32.

Item 8. Description of Securities, page 33

   20. The total amount of convertible debentures you issued in April and June 2006 and
       the warrants you issued between December 2003 and December2005 which you
       describe on page 34 does not appear consistent with your discussion on page 38.
       Please advise or revise.

Part II

Item 3. Changes in and Disagreements with Accountants, page 38

   21. You disclose that on May 31, 2006 you engaged the firm of Vitale, Caturano &
       Company, Ltd. as your principal independent registered public accountant.
       However, the audit report on page 43 dated October 30, 2006, has been issued by
       the firm of Carlin, Charron & Rosen, LLP, and you did not disclose the date of
       their dismissal or resignation. Please revise your disclosure accordingly and
       explain to us why you would engage another firm while the other firm is
       conducting an audit of your financial statements for the most recent fiscal year.
       Refer to Item 304(a)(1)(i) and (iii) of Regulation S-B. Explain to us and revise
       your disclosure to clarify if the firm of Vitale, Caturano & Company, Ltd. has
       ever performed an audit of your financial statements or has performed any other
       work for you.

Item 4. Recent Sales of Unregistered Securities, page 39

   22. We note you refer to convertible preferred stock in the second paragraph on page
       40. It does not appear you have previously referred to this stock. Please advise or
       revise.

Consolidated Financial Statements – December 31, 2005, page 42

General

23. We note your interim financial statements as of June 30, 2006. Please revise your presentation to update your financial statements to comply with the requirements of Item 310(g) of Regulation S-B.

Consolidated Statements of Operations, page 45

24. Please present your earnings per share data on the face of the statement as required by paragraph 6 of SFAS 128.

Consolidated Statements of Stockholders' Equity, page 46

25. Please disclose in Note 6 the details relating to the retirement of 1,999,000 shares of common stock during 2005.

Notes to Consolidated Financial Statements, page 48

Note 2. Summary of Significant Accounting Policies, page 48

Change in Reporting Entity, page 49

26. You disclose on page 3 and in this footnote a reorganization whereby on December 31, 2005 an operating subsidiary was merged into its parent, American Distributed Generation, Inc. ("ADGI"), and the shares of common stock of Tecogen, Inc., another wholly-owned subsidiary of ADGI, were split and distributed in the form of a stock dividend to the shareholders of ADGI. Please expand your disclosure to explain the reorganization transactions with the operations of the two subsidiaries, the nature of the assets of each, and the transaction that distributed all of the outstanding shares of its common stock. Disclose separately how you accounted for these two transactions and the related transfer of assets and liabilities of each subsidiary. Please also provide to us supplementally a detailed summary of the timeline of these transactions, particularly which events occurred subsequent to December 31, 2005, the assets transferred, and how you recorded these transactions and the basis in GAAP for your accounting treatment. Explain to us the basis and method you used to determine the value of the shares of Tecogen, Inc. and the date these shares were distributed to shareholders in the form of a stock dividend. Please disclose the reason for the change and the other disclosures required by paragraph 35 of APB 20.

Property and Equipment and Depreciation and Amortization, page 49

27. Please disclose the useful lives of your fixed assets.

28. Please revise your disclosure to disclose the instances and circumstances when you use accelerated depreciation.

29. Please disclose your policy with respect to major improvements and maintenance. Advise us how you distinguish between maintenance costs that are expensed and those that are capitalized, if any.

Revenue Recognition, page 50

30. Disclose your compliance with EITF 00-21. It is not clear from your disclosures whether the service contracts are bundled with the energy sales contracts. We also note your disclosure that you sell tangible products as well.

Note 9. Related Party Transactions, page 54

31. You disclose that on July 1, 2006, you issued of 876,000 shares of common stock to individuals who were either employees or associated with Tecogen at a price of $0.001 per share. Explain to us how you determined the fair value of the shares issued and how you accounted for the shares. Tell us why these shares were issued to these individuals and what services did they provide you.

Condensed Consolidated Balance Sheets, page 57

Short-term Investments, page 57

32. Disclose the nature and type of the investments totaling $3.7 million held as of June 30, 2006. Tell us your accounting policy and how you determined the fair value of these investments.

Exhibits, page 66

33. Comments, if any, on your request for confidential treatment will be furnished in another letter.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Michael Moran Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Edward Miller, Esq.
         Fax: 617-338-2880